Exhibit 99.8
CD Capital Management, LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
December 21, 2007
To the Members of the Special Committee (the “Committee”)
of the Board of Directors of Meadow Valley Corporation (the “Company”)
c/o Meadow Valley Corporation
4602 E. Thomas Road
Phoenix, AZ 85020
Gentlemen:
     I am writing to follow-up on my lengthy call yesterday with the Committee’s financial advisor, Alvarez & Marsal (“Alvarez”). While Alvarez was instructed by the Committee to listen only and did not share any confidential information with me, Alvarez at least had a discussion with me, which I believe is the first step toward conflict resolution. Up to this point, the Committee’s and the Board’s tactic of ignoring me and other shareholders who have expressed their independent views to the Company and your refusal to even return a phone call or e-mail to me has not been productive. So I take the fact that I have been allowed to converse with Alvarez as a good sign of forward progress. Pursuant to the number of past requests I have made for a face-to-face substantive discussion, and given the hint of forward progress made yesterday with Alvarez, I am again requesting a face-to-face meeting with all of the Members of the Committee and their advisors immediately after the first of the year. As I conveyed to Alvarez, I am prepared to enter into a mutually satisfactory confidentiality agreement so that the Committee and its representatives would be able to speak openly and candidly with me as to matters relevant to decisions regarding the future of the Company.
     I am also writing to demand important clarification of the Committee’s mandate.
     As you know, just before the Thanksgiving holiday, the Company issued a Press Release (dated November 20, 2007) and filed a Form 8-K with the SEC (on November 21, 2007) announcing the formation of the Committee.
     The press release stated that the Committee was formed to “to review and evaluate any acquisition proposal received from YVM Acquisition Corporation (“YVM”) and consider the Company’s other alternatives.”
     The 8-K echoes some of that language, stating that the Committee was appointed “to review and evaluate any acquisition proposal received from YVM Acquisition Corporation (“YVM”)” and that the “Committee was formed to maximize shareholder value in response to a Schedule 13D filed by YVM on November 2, 2007.”

     The text of the Press Release makes absolutely no mention of maximizing shareholder value and the text of the 8-K makes absolutely no reference to considering other alternatives! I believe that the Committee must clarify its mandate by full public disclosure and clarify whether:
first, the Committee was formed to, and charged to, consider all strategic alternatives, independent of any transaction proposal that may be submitted by YVM and independent of whether YVM in fact submits any transaction proposal; and
second, the Committee is charged with maximizing value now, not some time down the road and not conditioned on any transaction proposal that may be submitted by YVM and independent of whether YVM in fact submits any transaction proposal.
     In fact, this is essentially the approach that I have demanded of the Board for some time now. For the Committee to have put out what I view as a confusing disclosure on this fundamentally important issue is very troubling to me. Given what we believe to be the Committee’s fiduciary obligations to maximize shareholder value for all shareholders, it is incumbent on the Committee to clarify its mandate in this regard. I demand that this clarification be provided publicly by the end of this year.
     Finally, I am writing to inform you that I intend to nominate myself for election to the Company’s Board of Directors at the next annual meeting and that I also intend to put forth a Shareholder Proposal, also for consideration at the next annual meeting, to amend the Company’s bylaws to allow shareholders to call special meetings. I will also seek for this proposal to be included in your upcoming Proxy Statement. I feel that I am forced to take these actions in order to reverse the entrenchment action of the Board earlier this year, which eviscerated several fundamental shareholders’ rights — most specifically, the right to call a special meeting! In addition, we continue to consider all options and alternatives at our disposal as a significant shareholder of the Company.
     We look forward to your response to each of the foregoing matters.

Very truly yours,
/s/ John D. Ziegelman
John Ziegelman
President, CD Capital Management LLC

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